UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA holds its Annual
Shareholders’ Meeting

Mexico City, Mexico, April 21, 2021—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), held today its General Shareholders' Meeting in Ordinary session (the “Meeting”).

The Meeting approved the declaration and payment of a cash dividend to shareholders of up to $2,000,000,000.00 (Two billion Pesos and 00/100), and delegated to the Board of Directors the power to determine the amount to be paid out, which will come from accumulated earnings, as well as the date or dates and forms of payment. The declaration of the aforementioned dividend will become effective as of the date the Board makes its determination. Upon determination, the declared dividend will come from the Net Tax Profit Account (“CUFIN”) generated after January 1, 2014.

Additionally, the Meeting approved the Annual Report for 2020 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2020; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection of the members of the Board of Directors and its Committees; the application of results of the Company; as well as a share repurchase reserve of Ps.1,500 million and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2021 results.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, and security. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 22, 2021